Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WPX Energy, Inc.

Commission File No.: 1-35322

Actual social posts on day of merger announcement – Sept. 28, 2020 FACEBOOK Today we announced our intent to combine with WPX Energy in an all-stock transaction which is expected to close in Q1 2021. “This merger is a transformational event for Devon and WPX as we unite our complementary assets, operating capabilities and proven management teams to maximize our business in today environment, while positioning our combined company to create value for years to come,” said Dave Hager, president and CEO, Devon Energy. Read more: http://devonener.gy/DVNplusWPX

Linkedin Devon Energy 229,882 followers 3h Edited Today we announced our intent to combine with WPX Energy in an all-stock transaction which is expected to close in Q1 2021. See more devon wpxenergy Devon Energy and WPX Energy to Combine in Merger of Equals, Creating a Leading Energy Company Focused on Generating Free Cash Flow and Return of Capital to Shareholders Strategic Merger Devonenergy.com 1 min read 391 17 Comments Thank You for Do you think this is a thanks for postin like comment share send

TWITTER

Devon Energy @DevonEnergy

NEWS: Today we announced our intent to combine with @WPXEnergy in an all-stock, no-premium transaction expected to close in Q1 2021. Read more: devonener.gy/DVNplusWPX

7:18 AM · Sep 28, 2020 · Twitter Web App

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Devon Energy @DevonEnergy

Join Devon CEO Dave Hager and @WPXEnergy CEO Rick Muncrief at 7:30 AM Central for an overview of today's merger announcement: devonener.gy/DevonplusWPXAn...

7:30 AM · Sep 28, 2020 · Twitter Web App

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Devon - General

INSTAGRAM Devonenergy Today announced our intent to combine with WPX Energy in all-stock transaction which is expected to close in Q1 2021. “This merger is a transformational event for Deveon and WPX as we unite our complementary assets, operating capabilities and proven management teams to maximize our business in today’s environment, while positioning INSTAGRAM STORY (all 6 shots here taken from one video)

NEWS DAVE HAGER, CEO AND PRESIDENT, DEVON ENERGY, WILL BECOME EXECUTIVE CHAIRMAN OF THE COMBINED COMPANY NEWS THIS MERGER IS A TRANSFORMATIONAL EVENT FOR DEVON AND WPX AS WE UNITE OUR COMPLEMENTARY ASSETS, OPERATING CAPABILITIES AND PROVEN MANAGEMENT TEAMS…. Devon-General

NEWS RICK MUNCRIEF, CEO AND CHAIRMAN, WPX ENERGY, WILL BECOME PRESIDENT AND CEO OF THE COMBINED COMPANY NEWS THE COMBINED COMPANY WILL BE A LEADING UNCOVENTI9ONSAL OIL PRODUCER IN THE U.S., WITH ENHANCED SCALE AND A SWTRONG FINANCIAL ROSITION

READ MONE DVONENERGY.COM DEVENERGY